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                                                                    EXHIBIT 21.1


List of Subsidiaries

1. BUZZTIME.com, Inc., a Delaware corporation, is wholly-owned by NTN.

2. IWN, Inc., a Delaware corporation, is wholly-owned by NTN.

3. IWN, L.P., a Delaware limited partnership, whose general partner is IWN, Inc.

4. Tapco, Inc., a California corporation, is wholly-owned by NTN.

5. National Telecommunicator Network, Inc., a California corporation, is wholly-owned by NTN.